FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated July 3, 2003 (Quebecor Media Inc.).

For immediate release

QUEBECOR MEDIA ANNOUNCES DEPARTURE OF PRESIDENT AND CEO OF
SUBSIDIARY VIDEOTRON TELECOM

Montréal, Québec, July 3, 2003 - Mr. Eugène Marquis, President and Chief Executive Officer of Videotron Telecom Ltd., has tendered his resignation to the company’s Board of Directors, which had no choice but to accept it. Mr. Marquis was appointed to the position in February 2001, several months after the takeover of Groupe Vidéotron, the former majority shareholder in Videotron Telecom, by Quebecor Media. At the time, Videotron Telecom was on the verge of bankruptcy and Mr. Marquis had to act swiftly to restore the company to financial health. Under his leadership, Videotron Telecom not only recovered but expanded, particularly in Toronto and southern Ontario, the country's largest business market.

“We are saddened that Eugène is leaving us,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, the majority shareholder in Videotron Telecom. “His determination and vision turned the company around in short order, saving Videotron Telecom from the sad fate of many other industry players, the majority of which have gone bankrupt in the last few years. He quickly got Videotron Telecom back in the black. Unfortunately, the shareholders’ agreement between the former management of Groupe Vidéotron and minority shareholder Carlyle Group of the US made his job impossible. In this sense, we understand the reasons for his decision.”

Mr. Marquis will remain in his position until July 11, 2003. The Board of Directors will have to find a successor.

About Videotron Telecom Ltd. (VTL)

Videotron Telecom Ltd. (VTL), a subsidiary of Quebecor Media Inc., is a state-of-the-art business telecommunications provider delivering robust, high-quality services to large and medium-sized businesses, Internet Service Providers (ISPs), Application Service Providers (ASPs), broadcasters and to government institutions. VTL offers customers a complete portfolio of network solutions and Internet, hosting, local and long-distance telephony as well as studio-quality audiovideo services. VTL’s 10,000 km-plus fiber-optic network is accessible to over 80% of businesses in the metropolitan areas of Ontario and Quebec. VTL, established in 1989, employs more than 550 people.

About Quebecor Media Inc.

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information :       Luc Lavoie
                              Executive Vice President
                              Corporate Affairs
                              Quebecor Inc.
                              (514) 380 1974 (office)
                              (514) 236 8742 (portable)
                              lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
—————————————————
By:  Claudine Tremblay
        Director, Corporate Services and
        Assistant Corporate Secretary

Date: July 4, 2003